EXHIBIT 99.1

Endeavour Silver Produces 1,071,355 oz Silver and 10,055 oz Gold (1.9 Million oz Silver Equivalent) in the First Quarter, 2019

VANCOUVER, British Columbia, April 11, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports its production results for the First Quarter, 2019 from the Company’s four silver-gold mines in Mexico: the Guanaceví mine in Durango state, the Bolañitos and El Cubo mines in Guanajuato state and the El Compas mine in Zacatecas state.

Silver production in the First Quarter, 2019 was 1,071,355 ounces (oz) and gold production was 10,055 oz, resulting in silver equivalent production of 1.9 million oz at an 80:1 silver-gold ratio.  The 21% lower silver production and 24% lower gold production compared to Q1, 2018 were due to the planned reduction of mine output at El Cubo, lower than planned throughput at Bolanitos and lower silver grades at Guanacevi.

Bradford Cooke, Endeavour CEO, commented, “All four mines typically start slowly each year as we commence our annual capital investments, then production improves as the mines work toward achieving their annual mine plans. At Guanacevi, the new Milache orebody is now producing 250 tonnes per day (tpd) of development ore, on its way to 400 tpd by the third quarter, and the new SCS orebody is being developed for production in H2, 2019.

“At Bolanitos, planning is underway to boost throughput in the second half.  El Cubo is ahead of its plan for the year, with a focus on extending the mine life.  The El Compas mine achieved commercial production in mid-March but only contributed two weeks of production during the first quarter, so it should help boost consolidated production in the coming quarters. Optimization studies are underway at El Compas to increase throughput, grades and recoveries closer to their design capacities.

“With El Compas now commercial, management is fully focused on receiving the final government permit, arranging debt financing, continuing to optimize the pre-feasibility study released last year, and seeking board approval to commence construction of our fifth mine at Terronera.  A preliminary economic assessment and mine permitting are both underway for the Parral project, which will be the Company’s largest exploration project in 2019.”

Production Highlights for First Quarter, 2019 (Compared to First Quarter, 2018)

  Silver production decreased 21% to 1,071,355 oz
  Gold production decreased 24% to 10,055 oz
  Silver equivalent production was 1.9 million oz (at a 80:1 silver: gold ratio)
  Silver oz sold decreased 24% to 1,069,385 oz
  Gold oz sold decreased 25% to 9,559 oz
  Bullion inventory at quarter-end included 114,696 oz silver and 288 oz gold
  Concentrate inventory at quarter-end included 63,894 oz silver and 1,698 oz gold

Operations Summary for First Quarter, 2019

At Guanacevi, production rates at the Milache and SCS orebodies are expected to increase each quarter to their respective capacities by the third quarter, first to fill the plant to its 1,200 tpd capacity and then to steadily displace the higher cost production at Porvenir Norte and Santa Cruz.  Throughput was 95% of plan, while silver grades were lower than plan, due to a higher proportion of lower grade ore still being mined from Santa Cruz rather than higher grade ore scheduled to come from Milache. Silver grades are expected to improve in the second half of the year.

At Bolañitos, mine output was lower due to higher than expected arsenic content (still low in the ore but high enough to penalize the concentrate net returns) at a certain elevation in the orebodies, which required the mine plan to be re-sequenced to allow for blending with low arsenic ore. Management expects the mining rates should revert to plan by mid-year.

At El Cubo, mine output decreased as planned, silver grades and gold grades were all higher in Q1, 2019 compared to Q1, 2018, which offset the sharp decrease in production in Q1, 2019 compared to Q1, 2018. Throughput was higher than plan, offset by lower gold grades than plan. The lower production rate will result in higher operating costs compared to 2018.  Accordingly, the Company has laid off staff to reflect the lower production rate in 2019.

At El Compas, the plant re-commenced operations mid-February and processed a total 11,200 tonnes from February 11th to quarter end. Higher mine dilution than plan has impacted processed grades which resulted in replacement of the mining contractor. Management expects the throughput to meet plan capacity in Q2, 2019 and grades to improve.

Production Tables for First Quarter, 2019

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	76,557	851	206	0.52	90.4%	88.9%	458,144	1,138
Bolañitos	86,634	963	86	1.82	81.8%	87.4%	196,010	4,430
El Cubo	79,538	884	183	1.84	88.5%	88.1%	413,983	4,145
El Compas(2)	3,790	199	61	3.66	43.3%	76.8%	3,218	342
Consolidated	246,519	2,739	154	1.45	87.7%	87.4%	1,071,355	10,055

(1) gpt = grams per tonne
(2) Results are as of commercial production achieved March 16, 2019

Q1 2019 Highlights	Three Months Ended March 31
	2019	2018	% Change
Throughput (tonnes)	246,519	325,669	(24%)
Silver ounces produced	1,071,355	1,350,840	(21%)
Gold ounces produced	10,055	13,208	(24%)
Payable silver ounces produced	1,050,215	1,324,856	(21%)
Payable gold ounces produced	9,809	12,944	(24%)
Silver equivalent ounces produced(1)	1,875,755	2,407,480	(22%)
Silver ounces sold	1,069,385	1,406,143	(24%)
Gold ounces sold	9,559	12,674	(25%)

(1) Silver equivalent ounces calculated using 80:1 ratio.

Release of First Quarter, 2019 Financial Results and Conference Call

The 2019 First Quarter Financial Results will be released before market on Monday, May 6, 2019 and a telephone conference call will be held the same day at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 3132#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including changes in mining operations and production levels, and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.